UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34938 / June 5, 2023

In the Matter of

HENNESSY FUNDS TRUST
HENNESSY ADVISORS, INC.

7250 Redwood Boulevard
Suite 200
Novato, California 94945

(812-15449)

ORDER UNDER SECTIONS 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 15(a), OF THE ACT AND RULE 18f-2
UNDER THE ACT AND CERTAIN DISCLOSURE REQUIREMENTS

Hennessy Funds Trust and Hennessy Advisors, Inc., filed an application on March 31, 2023,
requesting an order under section 6(c) of the Investment Company Act of 1940 (the "Act")
exempting applicants from section 15(a) of the Act and rule 18f-2 under the Act, as well as from
certain disclosure requirements. The order permits Applicants to enter into and materially amend
subadvisory agreements with subadvisers without shareholder approval and would grant relief
from certain disclosure requirements.

On May 8, 2023, a notice of the filing of the application was issued (Investment Company
Act Release No. 34910). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, that granting the requested exemption is appropriate in the public interest and
consistent with the protection of investors and the purposes fairly intended by the policy and
provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Hennessy Funds Trust and Hennessy Advisors, Inc., (File No. 812-15449) is granted, effective immediately, subject to the conditions contained in the application.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood
Assistant Secretary